

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 26, 2020

Bruce Goldsmith, Ph.D.
Chief Executive Officer
Passage Bio, Inc.
Two Commerce Square
2001 Market Street, 28th Floor
Philadelphia, PA 19103

        Re: Passage Bio, Inc.
               Registration Statement on Form S-1
               Exhibit No. 10.6
               Filed February 3, 2020
               File No. 333-236214

Dear Dr. Goldsmith:

       We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

                                      Sincerely,

                                      Division of Corporation Finance